Commission File No. 333-57526

Filed By: Equity Office Properties Trust pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spieker Properties, Inc. (SEC File No. 001-12528)

      The following is a transcript of a conference call which took place on April 26, 2001. Investors are urged to read the joint proxy statement/prospectus relating to the proposed merger of Spieker Properties, Inc. with and into Equity Office Properties Trust, and to read the consent solicitation/information statement/prospectus relating to the proposed merger of Spieker Properties, L.P. with and into EOP Operating Limited Partnership, as these documents will contain important information. Initial filings of the joint proxy statement/prospectus and the consent solicitation/information statement/prospectus have been made with the Securities and Exchange Commission. Investors may obtain a free copy of these filings at the Commission’s web site at http://www.sec.gov. Investors may also obtain a copy of the final joint proxy statement/prospectus and the final consent solicitation/information statement/prospectus by directing a request to (a) Equity Office Properties Trust, Two North Riverside Plaza, Chicago, Illinois 60606, Attention: Diane Morefield or (b) Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, California 94025, Attention: Corporate Secretary. Information concerning the identity of participants in the solicitation of proxies by the Equity Office board of trustees and the Spieker board of directors, and their direct or indirect interests, by security holdings or otherwise, may be obtained from the joint proxy statement/prospectus.

EQUITY OFFICE

April 26, 2001
10:00 a.m. CDT

Coordinator	Good morning and thank you all for holding. Your lines have been placed on listen only until the question and answer session of today’s conference call. Today’s call is also being recorded. If you have any objections, please disconnect your lines at this time. I would now like to turn the call over to your speaker, Ms. Diane Morefield. Thank you, you may begin.

D. Morefield	Thank you. Good morning everyone, and thank you for joining us. In addition to the earnings release that went out on the wire this morning, our first quarter supplemental package is also available on our Web site and this call is being Web cast.

As mentioned in our teleconference alert, Craig Vought, John Foster and Stuart Rothstein from Spieker Properties are also with us on the call today. They will be covering Spieker’s results for the first quarter and will be available for questions, along with Tim and Richard, at the end of the call.

Before we begin, we want to remind you that certain of our statements today as to future events will constitute forward-looking statements within the meaning of the federal securities laws. Actual results may differ materially from what we are projecting. Additional information concerning factors that could cause results to materially differ from those in the forward-looking statements is contained in the company’s Form 10-K, which was filed with the SEC and dated March 23, 2001.

I’d now like to turn the call over to Tim Callahan to cover some highlights.

T. Callahan	Thanks, Diane. We have a lot to cover today, including a very solid first quarter, hopefully you’ve seen. But let me start with the number one topic on everyone’s mind, which is our merger with Spieker. There have certainly been a number of calls and even a couple of articles suggesting, at the very least, that our timing was off in announcing this merger. So I’d like to revisit two main points, if I could, that we made on our February 23rd call regarding strategy and market presence.

We have consistently articulated since our IPO that our strategy includes identifying supply constrained, high-growth markets, while focusing on acquiring high-quality real estate in concentrations. I think we’ve been pretty consistent in saying that by building critical mass, we feel we not only enjoy significant economies of scale, but, more importantly, we continue to offer our customers the highest level of products and services. Certainly, the Spieker portfolio met this criteria in good part, because they have had a similar philosophy and certainly a similar critical mass approach.

But, for us to replicate a portfolio of this quality with the significant embedded growth that we see in it, even in today’s market, through single asset acquisitions would really be impossible. We are by no means ignoring the current economic market conditions, but that really gets to my second point. We are in these markets on a live basis every day. Richard will cover some of the underwriting criteria later in the call, but I want to emphasize again that we started at 30% to 40% off market high’s with our underwriting. And during the negotiation process, we shared our concerns on an economic slowdown with Craig and John as part of the underwriting.

With that underwriting in hand, we saw this merger advancing the strategies I mentioned, but also adding to the return on invested capital, increasing our embedded growth and by definition, our dividend growth and strengthening our balance sheet, with resulting capacity over the next few years, when we think capital may be constrained in general, and be very dear to many in our industry.

So, when we add in the national diversity of the portfolio and the increased liquidity of our stock at a time of pretty severe economic volatility, we see every reason to believe that this merger really comes at the right time. Now, we are by no means ignoring current market conditions, which I will discuss in a minute, but I want to emphasize once again, the long-term nature of our business. We aren’t acquiring this company for just the next six months. I firmly believe that this will prove to be a unique opportunity for both companies’ shareholders in both the near term and the long term.

Before I talk about the integration process, let me give you a quick update, if I could, on where we are in the approval process. We’re still being reviewed by the SEC, but we anticipate comments back by the first week of May. Once, hopefully, the SEC approves the merger, we’ll finalize the proxy and set the special shareholder meeting date. So at this point, we’re still very comfortable with the target closing date of late June.

But let me just take a minute, if I could, on the integration process. I know everyone wants to get to the bottom line and people’s eyes glass over when we talk about integration. But since I have a captive audience, I am going to take a minute to do it anyhow.

We believe the start of integration is critical to the success of any merger and also, we think we’ve become very proficient at it by learning to improve each time by addressing the feedback that we get from both sides. The efforts in this case by both EOP and Spieker people has really been extraordinary. The merger integration literally began the first business day after the merger announcement and we formed integration teams that were cross-functional with representatives from both companies that met weekly. We’ve now completed the first phase of the integration from an HR perspective and have recently formally communicated with all Spieker employees as to their status going forward.

I should note as part of that, that we are planning to create a new region in Silicon Valley that will be headed by John Petersen, one of Spieker’s senior management team, and we are pretty much keeping that team intact in that region. But there has been a significant team effort on the part of everyone involved as we’ve continued to run our business. We committed to Spieker employees that we would communicate with them on the status within eight weeks of the announcement and we accomplished it within seven weeks, due to everyone’s efforts.

I think generally —and I will let Craig and John speak to that later on —we received positive reaction from the Spieker employees and really feel confident that we will retain a very high percentage of those we offered positions. Our experience, as you may remember, in both Beacon and Cornerstone was that we had about a 90% acceptance.

I think Spieker employees, hopefully, have been impressed with the professionalism of this process and I think they see the opportunity that they’ll have with Equity Office. On the other hand, we’ve been very impressed with the professionalism of these people at Spieker during a very difficult time obviously.

We’ve also seen this as an opportunity to continue to address best practices and, as a result of these efforts at integration, we see numerous opportunities to improve processes for the combined portfolio. I just really want to note if a company hasn’t done this before, they really have no idea of how difficult it is, so we’re really pleased at this point, that we’ve gotten through this process and it’s gone so well.

But with that, thank you for your patience. Let me move on to the market overview. We have a very focused research department at EOP and we track data on supply and demand for all the office markets. They subscribe to all the leading office and economic databases and certainly have a lot of conversations with people like Ken Rosen and others. But really at the heart of our decisionmaking is really the input we get from the field. We certainly see a variety of these reports and there is more than enough media out there, reporting different numbers and levels of sublease space etc. in certain markets. There is no question; this is a major improvement, with respect to capital discipline in particular, from times past.

But we are in the markets every day making decisions. And we continue to feel that’s how we have run our business. That’s why we’re proactively leasing our 2001 rollover and we began that early last year, as did Spieker. We mentioned on our fourth quarter call that approximately 50% of our 2001 lease rollover was committed. That 50% has increased to 60% of our budgeted 2001 lease activity and we have approximately 14% or 15% of leases in serious, active negotiation on top of that.

In addition, I think it’s interesting to note that a high percentage of our leasing has been done in the markets where we have the greater embedded growth: 67% done in San Francisco; 66% done in Seattle; and 83% done in Boston. We are also proactive now at this point, regarding 2002, but in this environment, in all honesty, it’s very difficult for companies to make commitments that much in advance. Most people have been sitting on the sidelines for the first part of the year, so if they don’t have to make a commitment, obviously people are watching and seeing. But even with that said, we have been successful in committing approximately 10% of our 2002 rollover.

Let me address our top markets, sort of on a macro basis, if I could. On average, in our top 20 markets, vacancy rates have certainly increased from 7.3% at yearend 2000 to approximately 8.6% as of the end of the first quarter. In general, CBD vacancy rates in our top 20 markets are on average roughly about 300 basis points below the suburban vacancy rates. Vacancy rates are 6.4% in EOP’s top 20 CBDs versus 7.5% nationwide, and 9.3% in our suburban markets versus 9.9% nationwide.

The primary reason for this increase in vacancy rates is the much publicized increase in sublease space, obviously, during the first quarter. Sublease space in our top 20 markets went from 1.3% in the first quarter 2000, to 2.2% in the first quarter of 2001. Certainly no major markets have been exempted. The impact of the sublease space is a negative for everyone, obviously. But over time, we don’t feel all landlords will be effected equally. If nothing else, the existence of sublease space certainly gives a useful negotiating tool for tenants and we’re seeing that. But the complications of sublease space are often very negative for traditional tenants who will focus on more than just price.

We incorporate into our leases the right to be reasonable in accepting or rejecting a sublet, and we also typically receive 50% of any profits from sublease. And because of the significant rent spikes in places like San

Francisco, Boston and other places in our portfolio, we could actually see some profit from the subleasing, based on current market rents. However, perhaps more importantly, the quality of the existing tenancy, the credit backup provided, which Richard will address later, and the quality of the buildings are really going to vary widely, company to company and we think also with the impact of this sublease market in each it’s going to take some time for that to sort out, and we think it’s unfortunate that it takes an economic downturn to highlight differentiation in this sector, but we see it happening already.

In other economic downturns, Class A office space is certainly out-performed and we are confident that our portfolio will perform well and certainly our concentrations in all of our major markets should prove to be an advantage. In general, Class A occupancy levels are 3% to 4% higher than Class B and C. More importantly, I think the volatility of vacancy rates in Class B and C is much greater than Class A.

Some prime examples of that: current vacancy rate in San Francisco is 7.6%, but the vacancy rate in Class A in the financial district is only 3.9%. A similar analogy I think is in Boston, where Class A financial district is only 1.4%, versus a vacancy rate still low, although higher at 4.2% in Class B and C product.

I think the results in our portfolio are proving this out. The vacancy in EOP’s portfolio across our top ten markets at 3/31 was 4.2% versus the overall MSA average of about 8.2%. Even with the softening this quarter, virtually all of our major markets still have single digit vacancy rates, which I will cover a little more later.

Another silver lining from the current slowdown, and believe me we’re looking for them, is that the pipeline for any new development has certainly slowed. Unless a building is currently under construction and has a high level of pre-leasing, it would be unlikely that it will move forward in the next six to 12 months. This impact will certainly lag, but we think it could become a very significant factor when demand picks up again. In addition, you’ve seen numerous articles about announced build-to-suits in corporate campuses that have been canceled or postponed. And this certainly bodes well for the long-term equilibrium of many of these markets.

As bad as the headlines have been in recent months, we shouldn’t lose sight of the fact that we started this downturn with historic low vacancy rates in many of our top markets. And even today’s vacancy rates have been considered in the past as historically very stable. But the real problem obviously now is just there is decision paralysis out there and the turn on that I think is pretty quick. Hopefully it’s going to happen in the future, but at this point in time, it’s very hard to estimate exactly when that turn in consumer confidence, as well as just generally acceptance of moving forward in a more stable environment will start to occur.

Let me move on quickly to some of our major markets. I’ll try to go through these quickly in the interest of time just to give you some highlights. In San Francisco, as I mentioned, the vacancy rate increased to 7.6% in the first quarter, from 4.1% at yearend. Sublease spaces certainly have a significant impact on the Bay area with roughly, throughout the entire Bay area, probably about 10 million square feet of sublease space right now and at the same time, obviously very little leasing activity in the first quarter, so we have seen market rent declines.

Class A CBD in particular has been relatively stable, and let me stress once again, we never used the premium rents of last year in our forecast. It’s really what the market was although we gladly accepted those rents where we could get them. Based on our recent reforecasts of market rents for our portfolio and overall in the Bay area, including the Peninsula and Silicon Valley, we still have in-place rents that are roughly $20.00 to $30.00 below market, so it’s still an important part of our portfolio. And, as I mentioned, approximately 67% of 2001 has been put away with another 7% or so in process.

San Jose/Silicon Valley: Still one of the lowest vacancy rates in the country at 4.6%, although certainly moving up and expected to peak by many estimates at about a 7% or 8% range over the next two years, based on current supply and demand projections. This is still an area that’s very difficult obviously to continue development, a lot of in-fill concerns. It’s also the epicenter of venture capital and I think equally important from a long-term fundamental standpoint. We’ve always said where people want to live and work is where we really want to be. We certainly think the intellectual talent pool here is not going to diminish and may, once again, be in high demand moving forward. Net absorption will slow this year and certainly is going to be 40% to 50% off last year’s absorption, and the rise in sublease space in the first quarter has been pretty significant, but still only about 1.8% of the total stock in the Silicon Valley area.

Seattle has certainly experienced a significant decrease in office employment growth after several years of high growth, 7% in 2000 decreasing to 2.6% in 2001 —still solid, but a tremendous downturn obviously. This has been coupled with a completion of a current construction pipeline. We’re certainly going to see an increase of vacancy rates there. It’s moved up in the first quarter in the metro area from 4.4% to 7.7% with sublease space being higher here at about 3.1% of the entire stock. And in particular, the Bellevue area has, I think, been softer than the CBD, as we looked at the first quarter. Activity has been much lower, but we have fairly minimal rollover exposure in ‘01 and ‘02. And at this point in time, 66% of our 2001 rollover is committed.

New York City ended the quarter at about a 3.9% vacancy rate and with minimal new supply. This is a market that still is expected to remain solid, even with sublease space coming on, by number, about 6.8 to 7 million square feet, about 1.6% of the overall MSA. Certainly, there has been a slowing of leasing activity and still buzz about further layoffs on Wall Street, but overall, we don’t see a material deterioration in New York, particularly when you focus on what we have in the Midtown area. Our rents are still roughly 30% below the market at this point in time, including Stamford in those numbers and roughly 65% of our 2000 rollovers committed.

The Boston market, our largest market, continues to be relatively stable. We haven’t seen a significant pullback by the mutual fund industry. There is sublease space on the market, about 3 million square feet or about 1.9% of the overall stock. Cambridge has certainly been hit harder than most, but even with that said, the vacancy rate is currently about 5.6%. This is a heavy tech exposure and that has had impact in the first quarter. And as I mentioned before, we got way ahead on Boston, so 83% of our 2001 rollover is executed, with portfolio rent still 50% below current market levels.

In Chicago, the direct vacancy rate has increased about 70 basis points to 8.3%. We’ve seen here also a significant sublease space in the first quarter, which has increased the vacancy by 2 to 3 percent. We are seeing growth in the financial services sector and, certainly, this isn’t a market that has some of the spikes or the exposure to technology. The CBD in particular continues to be solid, even with sublease space. There is some prospect obviously in development, but still we’ve seen growth as I said in the financial services sector, that’s been absorbing some of that.

The suburbs, however, due bear watching. I think, certainly, sublease space in the suburbs and development coming on, that’s a market we’ll continue to be cautious on. About 54% of our lease rollover in the entire market is currently committed.

Moving on, finalizing the market review with Washington DC/Northern Virginia (two markets characterized as one) but really we look at it as downtown, which is continuing to show strength with 4.5% vacancy at the end of the quarter. Certainly, we see projected demand from government users over the next 12 months that should keep that pretty stable with very limited new supply.

Northern Virginia is another market that certainly has had a tremendous amount of space come on in recent years and for the most part, that has been absorbed. But this area is going to be harder hit with the slowdown in high tech, and in particular, of recent note, the telecom industry. At the same time, you have the significant development pipeline in 2001 and 2002. Although, I think you have to look very much at submarket by submarket because it’s going to have a much greater negative impact on certain submarkets. We, for the most part, don’t feel we’re seeing that direct exposure as much, but still remain concerned about the development pipeline moving forward. We have very minimal rollover risk in 2001, currently about 62% committed. 2002, our biggest exposure is in Crystal City, but that really isn’t until the fall of 2002 and we’re working on that backfill even now.

Speaking of development, just moving on to a quick development update, our current development pipeline is about $650 million, primarily in northern California. But as we’ve also noted, we do have a build-to-suit project for Booz Allen in Northern Virginia, which broke ground in the first quarter. We have certainly seen, like everyone else, a slowdown in leasing activity. But our current pipeline is still almost 50% preleased and we’re comfortable with our exposure given the quality of these projects and their location, in combination with the fact that the majority of the pipeline really doesn’t deliver for 15 to 18 months, mostly the latter part of

2000 delivery. So even in a slowing economy, we still have a lot of time here.

We do have one project, about 160,000 square feet in 2001 in Marin County, but we’ve seen good activity from small users.

Just to cover some of these larger projects quickly, just to give you some highlights. I think the most significant update that we want to note is our project in Foster City, Parkside Towers, which we had referenced —about 400,000 square feet in two buildings. The office space in this project was fully leased to Inktomi. The project is under construction with an anticipated delivery of December 2001, but we have recently been informed by the company that they do not plan to occupy this project and are planning to sublease the space. They are fully committed under the lease and we do have the right to approve any subleases, as I mentioned before. But, this basically was expansion space that, at this point in time, they don’t see the need for in the immediate future.

We also do have significant security here, so we feel well capitalized. This is obviously not an ideal situation, but we’ll continue to work with the company to efficiently deal with the sublease possibilities here.

Foundry Square —downtown San Francisco financial district: 1.2 million fully entitled in four buildings. We noted to you last time that we did sign a lease with Sun Microsystems for approximately 42%, five hundred and thirty some thousand square feet. This really is representing Phases 3 and 4 of a four-phase project. The first phase, which is under construction for delivery in the second quarter of 2002, is moving ahead without leasing at this point in time, but we still feel that there will be activity on that right now. As I noted previously, the capital structure on this is a little complicated between Wilson/Equity Office and some other firms that were originally involved in the project when we inherited it from Cornerstone, but net effect of EOP ownership is approximately 57%.

A project right nearby, Ferry Building at the Embarcadero in San Francisco, right at the foot of Market Street, is about 172,000 square feet of office and 70,000 square feet of retail. This is a 65-year master lease with participation by the Port of San Francisco. Construction is still anticipated to commence this spring, with a third quarter 2002 occupancy date. Once again, a lot of activity, this is varied boutique space, but there has been significant interest, but we do have a fair amount of time to deal with that, still confident and moving ahead.

Concar in San Mateo: two buildings, 200,000 square feet plus, that is fully leased to Siebel Systems. We are not yet fully entitled, but we anticipate that will happen shortly and we will move ahead with this project as anticipated.

San Rafael Corporate Center: about 388,000 square feet, five buildings, two-phase complex. We commenced construction on phase one, which is 158,000 square feet and we do anticipate, as I mentioned, that this will be delivered in the fourth quarter of 2001. We have seen a lot of smaller users interested in this, so we think we have good activity, but at this point in time, we’re really just in the yellow-eye stage, letter-of-intent stage, but with significant prospects.

And then EJ Randolph in Tyson’s Corner: I mentioned 122,000 square feet, 100% leased to Booz Allen, with construction underway and delivery in second quarter of 2002.

I’ve intentionally not gone into the yields on each one of these, but I think if you recall from our last call, in the EJ Randolph situation with 100% lease to a credit tenant, it’s really in excess of 10%. But for the vast majority of the others we indicated that we had very strong development yields in the mid-teens. We certainly think at this point in time with those strong yields and with the markets we’re in that we’ll still see very significant development returns. But we think at this point in time, it’s just hard because of timing, to really anticipate what those yields will be exactly.

We still remain confident, but rather than trying to get into specifics, we think we have enough room there, in terms of what we originally underwrote, to say that we think even in a slowing economy, we’re still very confident in those developments moving forward.

Quick new business update, obviously another item this quarter that has caught everyone’s attention is telecom. There has been a lot of recent news around various telecom providers and in particular with Winstar filing bankruptcy. It’s certainly a difficult time for this business sector. There is over-capacity in the capital markets and equity funding from VC firms being shut off has certainly caused a lot of stress in this industry. But with that said, we still see this as a very important part of our business plan from a service level and we continue to focus on delivering a variety of providers to our customers. We monitor these providers very closely and work with them to both provision our buildings quickly, as well as to identify any service gaps. And so, we continue to have the resources committed directly to this and that’s not going to change. It’s been ell receivesd by our customer base. At the end of the first quarter, we had 84% of our portfolio wired by at least one of these strategic partners. I’ll let Richard address the financial impact from Winstar and some other telecom investments. But the thing to note here is we’ll continue to focus on the service and choice for our customers, and that includes continuing to expedite provisioning of our portfolio. And those are the prime ingredients for us in new business. We think that there are certainly income and equity opportunities beyond that, but we still feel confident that we’re giving the customers choice and, more importantly, continuation of service.

The office suites business we continue to be more involved with through our JV’s with Regus and obviously our investment in HQ. This is a sector that has seen some softening, just part of the general economy. But in our recent customer surveys, which we did with our top 64 Strategic Customers, it certainly continues to be one of the top requirements for what their needs are going forward with regard to flexibility and just in a very volatile environment in particular, addressing probably an increasing portion of their needs.

So we will continue to be involved in this business. We see the demand increasing over time. We also obviously think that there are other niches within this business and as such, announced our Fast Office product in January of this year. We’ll roll out about 30 Fast Office suites, 22 of those are complete. We’ve seen very good activity here, with rents basically 1.5 to 2 times market. It’s a small percentage obviously of our portfolio. These are smaller spaces, 2,700/3,000 square feet, but we’ve received very positive feedback from our customer base. And we think it’s a very attractive alternative product, so we will keep you up to date, as we continue, we believe, to expand this program.

Strategic Customer Program: we highlighted this certainly at our Investor Forum and we continue to receive very positive response from our customer base. We have done a lot with regard to surveys, etc., but I think that, more importantly, we’ve established a single point of contact for these customers with growing needs, including working on national lease forms and really trying to address their space needs across the country on a very consistent basis.

I recently just attended an all day roundtable meeting with 20 of these customers. I think a couple things of note — they continue to discuss their requirements over the next several years with us and they suggest continued growth. Certainly everyone is challenged in this environment to define that, but they see growth. They see the need for assistance in really addressing this growth within their individual companies. But they certainly have talked about the benefit they’ve seen of our program. We think the atmosphere continues to be very positive. And to our knowledge, no other real estate company is really doing this. We’re hearing that from the customers. And, I think equally gratifying, numerous customers in this meeting and other places really suggested to us that whenever they have a space need, they start with EOP.

It doesn’t give us an exclusive by any means, but we continue to feel that if we can set the standard, that will continue to have advantages and certainly our size and our national portfolio add on to that advantage.

I now would like to turn it over to Richard, if I could, to address our financial results for the quarter.

R. Kincaid	Thanks, Tim. I want to go through some of the financial highlights starting with funds from operations. We recorded $272.6 million for the quarter, which was equal to $0.78 per share on a fully diluted basis, which is a 13% increase over last year’s fully diluted FFO per share of $0.69.

Our results this quarter include a $3 million write up of deferred rent receivables and a $1.3 million write-up of ARC warrant amortization, which I will expand on and explain further in a minute.

Our operating margin in the first quarter was 67% and that has showed a consistent increase over the last few quarters that’s versus 66.3% last year, so that’s steady improvement in that important metric.

Also, our same store results were actually very strong if you include lease termination fees, GAAP NOI was up 5.3%, cash NOI was up 6.8%. But last year, we had $7.2 million in lease terminations in the same store portfolio and this year, we only had $1.3 million in the same store. So if you exclude that, the GAAP NOI increased 7.5% and cash NOI increased 9.1%. Furthermore, if you took away what we consider one-time charges of $4.3 million for the deferred rent receivable and the ARC amortization, again excluding lease terminations fees, GAAP NOI was 8.9% and cash NOI was 9.6%. So the company’s performance in the core portfolio is very strong.

Controllable expenses increased by about 10% on the same store portfolio. Not surprisingly, two thirds of that was really utility, electricity expense. We also had about another $1.3 million was just simply increased expenses for new properties that have come on line in development that weren’t getting leased out. Bottom line is as you can see in the same store numbers, we’re picking up that increase in our revenues in our escalation income.

In terms of occupancy, our occupancy was fairly steady, 94.2% at the end of the quarter. That compares to 94.6% at the end of the year. The difference is almost entirely Blue Cross/Blue Shield moving out at 100 Summer. That was 400,000 square feet that we knew about and we’ve re-leased all but 41,000 square feet.

From a leasing perspective, the portfolio was 95.5% leased at the end of the quarter and that’s basically right where we were at the end of the year 2000. We had 95.7%.

Part of the story this quarter is leasing activity. The gross leasing activity that actually took occupancy was 3.7 million square feet. And we had very significant rental rate increases. Basically on a GAAP basis, the rate on the expiring leases was $26.30 and the rate on the new and renewal leases was $40.18, basically just under a $14.00 increase or 53% on the GAAP basis. It went from $26.10 to $37.81 on a cash basis, which is a 45% increase. Again, this reflects what is occupied now, so obviously that is some of what we leased last year, but very, very strong.

Quickly, I just want to talk about TI and leasing commissions. For the first quarter, some of the revenue enhancing new deals averaged about $22.00, which was lower than last year, but that bounces around a lot. That’s compared to $28.71 for 2000. Renewals were higher at $11.05 and that has been averaging more like seven dollars, but that is almost entirely explained by a 163,000-square-foot lease in downtown Philly where the TI for renewal was $39.00 for a 124 month lease, an important deal in that building, and that explains most of it.

In general, in the retenanted new deals on average, if we lose a tenant, just to replace it, has been a little over $13.00/$13.37, which is in line with what we’ve seen. But the weighted average on non-revenue enhancing is $12.40, which is compared to $10.50. We really haven’t had an across the board increase in this, so other than some exceptional leases and I think in this environment, we might see that happen, but we haven’t seen it yet.

Our coverage ratios continue to improve as we expected them to. Interest coverage in the first quarter was 2.7, versus fourth quarter of 2000 of 2.6, fixed charge 2.4 versus 2.3. As we said to you when we announced the Spieker merger, all of those metrics will improve further on the completion of that merger, so I think steady improvement in the balance sheet, and that will continue to happen throughout the year.

In terms of internal growth, on our fourth quarter call, we noted that our loss to lease is approximately $9.00. We recently reforecasted all of our properties for current market rents and the weighted average rent gap is approximately $8.00. It’s in place $28.73, and market rent was basically $36.73. Now the decline is actually entirely the result of marking to market the 3.7 million square feet in the first quarter. Our in-place rents, plus escalations from last quarter, actually increased by a dollar. They were at $27.75. So our weighted average market rents were basically flat from the fourth quarter. As we stated in the fourth quarter call, we took a very conservative position on market rents, which turns out to have been accurate. I think the good news is that it’s no worse than we thought, but it also hasn’t improved and it’s no better and it certainly happened quickly. But there has really been no change in our weighted average rent since fourth quarter.

We’ve also utilized those rents in our earnings forecast and we still feel like if things stabilize, they may be a little on the conservative side and it still represents an $8.00 loss to lease. It still represents rents that are over 40% below market net, and 20% below market gross. So we still have a lot of below market rents.

A frequent question, and Tim mentioned this earlier, is what about our underwriting in the Spieker merger and where does that stand today? Let me go back and remind you what we said in our Spieker announcement call at the end of February. We noted that markets had been deteriorating and that we focused on submarket rent levels in our underwriting. We also stated that in some of our markets, we reduced markets rents as much as 30% to 40% from their peaks in 2000, and we assumed further declines in certain submarkets. We also kept those rents flat for two years and assumed a 100 basis-point decline in Spieker’s occupancy levels, so we recently reforecast Spieker’s entire portfolio and compared the results for our original underwriting. And in aggregate, we found that our assumptions captured most of the recent downturn in rents.

We certainly did not envision the velocity at which these rents would fall, but the overall economics of the transactions are what we expected for the next two years. Now part of that, we also had pickups in some areas, including interest expense and additional G & A savings. But in aggregate, we think we got most of the declines; we accurately forecasted them.

Going forward, we don’t know if some of these market rents have stabilized. It’s a difficult environment for sure. But Spieker, which we’ll comment on it minute, has completed leasing in approximately 60% of its 2001 rollover, and they had very impressive market rents in the first quarter, and we think that greatly minimizes some of the near-term risk.

So looking at everything and comparing it to what we originally thought, we still estimate the Spieker merger to be approximately $0.01 accretive for the last six months of ‘01 and approximately $0.10 accretive in ‘02. That’s exactly the same guidance that we gave when we announced the transaction. So far, I think we’re in good shape in regard to what we originally thought.

I’d like to cover a couple of other topics we get a lot of questions about. One of them is the Spieker second quarter dividend. Basically, what we anticipate, with a closing that will occur we think at the end of June, is that we will only have one dividend for the combined entity after we close. Effectively, Spieker has already paid out, in terms of their first quarter dividend, which is paid in February and the dividend that they already paid in April, all of their taxable income. So, what we anticipate doing is declaring a dividend of record after the merger closes, so Spieker shareholders will get ours, and our shareholders will also receive their normal $0.45 quarterly dividend. That’s in terms of how the dividend will happen and we do anticipate a closing at the end of June.

Just to talk a little about accounts receivables, another question that people ask a lot about. We reserve our receivables quarterly and we reserve for bad debts through really both a direct write-off and an allowance for potential uncollectibles. But both cases pursuant to GAAP, they are specifically identified for specific tenants. In terms of deferred rent receivables, that is the straight line rent. You basically add a receivable until you receive that. We also directly write-off any deferred rent receivable balances for things that we think are uncollectible.

And I think more importantly, we stop accruing future FASB 13 income very, very quickly. So if we think there is a risk with a tenant, we stop accruing the income. As we did this quarter, we have also established an allowance for receivables that are performing, but we think have significant credit risk. About a $3 million write off this quarter reflects really potential, not actual, credit issues, but we felt that was an important thing to do in light of the current environment, and we think we’re well covered in that regard with this allowance.

Just in general, we have an allowance for doubtful accounts to $2.6 million against the total account receivable of $87.2 million. Now that’s 3% on the face of it, but the actual tenant receivables and it’s really only $36 million of the $87 million. And that is $36 million for accrued rent and for tenant improvement receivables. The balance, anything above $36 million, is really a receivable from the government; they always pay in arrears. Also parking, which pays in arrears. And then it really reflects an annual escalation true-up, which net of payables, is really only $1.2 million receivable. So at the end of the day, pure tenant accounts receivable at 3/31 our reserve is 6.5%, we think that is more than adequate, in light of our bad debt expense.

On top of that, we told you last quarter, just to update you, that our total letters of credit and security deposits are $250 million, the letter of credit portion of that is $206 million. Spieker also has a similar approach to underwriting tenant credit.

Their actual letter of credit and security deposits were over $132 million. We have strong credit culture and very strong reserves.

Finally getting into some of the Access investments in telecom, which Tim alluded to, we reviewed our Access investment this quarter. We do it every quarter and particularly in light of the significant downturn of telecom stocks, we focused a lot on those. We are taking a conservative approach and, as a result, we wrote off our investment in Allied Riser to $3.40 per share from $11.00 per share, so it’s $9 million basis from $33 million. As an asset to that write up, we also eliminated $24 million in deferred revenue that represented warrant amortization that was not taken into income, but would have been taken into income in future quarters. The net result of that change was a $1.3 million charge to earnings and FFO. This also eliminates any warrant amortization for ARC going forward, which was about $7 million annually.

Just to remind you, our cash investment in ARC was only $2 million and the remaining investment was really the result of just granting access to our buildings, so we haven’t suffered a cash or economic loss in this investment.

The other thing we want to say is that the write up is really not about ARC, it’s about the company stock price. They continue to service their customers, of which we’re one of their largest ones, and have cash reserves, but it’s just more reflection of the stock market’s valuation for telecom. We weren’t comfortable with $11.00, in light of where it had been trading for some time.

One other point on telecom is Winstar, I think you know filed for bankruptcy. We’ve taken their earnings out of our model, given that fact, so the impact of Winstar is approximately $1.7 million for the balance of 2001. They actually paid us for the first quarter, and $2.2 million for 2002, so we are no longer counting on that occurring.

So what does that mean for our other income in 2001? Well, in terms of our previous guidance, which included lease termination fees and the dividends from HQ Global, we think the range is now $25 million to $30 million, which is down from our previous estimate of $35 million to $40 million. And that’s entirely the result of the ARC amortization of $7 million and the Winstar income of $1.7 million coming out. We expect that still to increase 5% to 10% in 2002.

I know we’ve covered a lot of ground and a lot of numbers, but we want to go back and tell you, give you some guidance. We are comfortable with our funds from operation ranges. In 2001, we’re still comfortable in the $3.18 – $3.20 range. And in 2002, as we said on the Spieker call, we are still comfortable in a range of $3.57 to $3.62 and we feel this range is achievable, but we would guide you to the lower end of the range, just given the changes in the economic conditions.

Now, I think some of you are probably wondering how we could maintain the same earnings ranges in this environment after reducing our income by almost $9 million, but a couple of things to give you some context on. The change in other income is less then $0.02 per share subsequent to completing the Spieker merger. We are going to have 480 million shares and units outstanding. But the main reason for our comfort with these earnings estimates is that we anticipated a difficult environment and we forecasted accordingly. Really starting in the third quarter of 2000, we have publicly stated that we felt the economy was going to slow significantly. We also noted a very significant change in the markets in early January, which became more pronounced during our intensive due diligence for the Spieker transaction, and Spieker management noticed the same thing.

Finally, we have consistently stated some of the lofty rents reached in 2000 were not sustainable, so we didn’t include them in our mark-to-market analysis or our earnings forecast. Now, we’ve also had positive developments that we alluded to, including interest rates being lower and our results in the first quarter were actually very strong. I think you’ll see

Spieker’s numbers were outstanding. But assuming the market stabilizes, we think we can hit these numbers. We can’t, however, give you any assurances that the primary office markets have reached their low points in terms of market rents or occupancies.

We also can’t accurately predict the depth or duration of the economy’s slowdown, so it’s still a very risky environment. But what we can tell you is that we are in a very good position fundamentally to outperform, given the quality of our assets and market concentrations and the quality of our people. I think we want to reiterate the fact that the pending Spieker transaction only strengthens the company, both in terms of the balance sheet and our ability to grow. We really feel we are very well positioned to differentiate the company during this economic slowdown. We think the first quarter demonstrates that we are, in fact, doing that.

I think with that, I would like to turn it over to Stu Rothstein and let him talk a little bit about Spieker’s results.

S. Rothstein	Thanks Richard, and very briefly I’ll just highlight some of the points about our earnings that may not have been covered either in the press release or the supplemental package. We announced FFO per share of $1.28 a share, which was just about a 35% increase over last year. As mentioned in the press release, the primary driver of that increase was our same store NOI was up 18% year over year. Revenues were up just north of 17% and expenses were up just about 9%, netting to the 18% figure.

We also noted in the press release that, included in our rental revenues, are $3.6 million worth of termination fees or about $.045 a share. That is north of what our experience was last year, which was a little bit north of a penny per share in each quarter. Significantly, we collected $0.045 a share of termination fees, while maintaining our occupancy at just about 97.5%.

Other things to note on the income statement, just to give you the breakout of interest of other income. About $2 million of that is management fees, about $800,000 of that is interest income and there’s $200,000 of income from properties, which we are currently holding in Spieker Northwest, pending disposition over time.

One last point on the income statement, interest coverage for the first quarter was 4.2 times. It is the highest we’ve achieved in our history as a public company and continues a trend of interest coverage in the high three’s or north of four for the last couple of years for us as a company.

A couple things to just highlight quickly. In terms of same store income, the primary driver of that was our lease experience, both at the end of last year and first quarter of this year. Coupon to effective rents were up north of 105% in the first quarter of this year. On a coupon to coupon basis, they were up 95%. And at the same time, we were able to keep TI commission costs to about $3.25 a foot. So on all fronts, a very successful quarter operationally, I will now turn it over to John Foster, to comment a little bit on what we’re seeing in some of the markets.

J. Foster	Thanks. I will be very brief on this call. And again as Stu talked about the metrics, which we measure very closely, we had a sensational quarter, not only in terms of rent growth, but our occupancy held steady; the cap ex was good. We enjoyed the longest lease term in our history and our space is retained, or the renewal rate was the highest, in our history as well.

That being said, there’s no question we agree with Tim and Richard. We are in a much tougher economic environment. We’ve seen a clear pullback in several of our markets, most notably the Bay area and the East Side of Seattle. We’ve characterized Southern Cal, Sacramento and Portland, all had fair-to-strong quarters.

We also agree that we’re seeing decision-making slowing down. We’ve just seen gross absorption dramatically slow in a couple of the submarkets, other markets have slowed down a little bit. And the sublease space is coming back to the market. That combination has pushed rents down in the Bay area and in Seattle in range of, call it from 10% to 25%, depending on the submarket.

Now if you hear those statistics and you read the headlines, it seems frightening. Let me give you some real data that has happened in the last six weeks just behind the headlines. On the Peninsula, we’ve signed 13 deals in the last six weeks. And those 13 deals totaled about 150,000 square feet of space. Average rent growth coupon to effective was 164%.

Silicon Valley, same time frame, about half the number of leases, our rent growth there was over 160%.

As far as activity, we are starting to see a pick up right now. We don’t know if it’s sustainable or not, but we typically average 110 to 120 leases signed per month. In February, we went down to 75, which is the lowest in my recollection of leases signed in the month of February. In March, it was back up to 130, so we were back, actually a little bit above, our average.

No question, it is a tougher environment, but we seem to be executing quite well.

And just one other note right now on the integration. We would echo EOP's comments as well. Both sides have worked extraordinarily hard over the last eight weeks and we feel confident right now that the elements are in place to build the strongest team on the West Coast.

With that Tim, I will turn it back to you.

T. Callahan	Thanks, John. We know this has been a long call, so we’ll move on. But just to once again emphasize we do understand that the economy is struggling and we are not suggesting by any means that we are immune. Sublease space is increasing and the absorption in the first quarter was certainly bleak. So with the outlook for the year being at best-to-moderate recovery, we’ve tried to give you I think a very balanced view on this call, and note some of the offsetting strengths we think we have in the combined company.

We also believe we are obviously very well positioned to weather the current weakness in the economy, but time will tell as I said with regard to differentiation. We’re very confident that you’ll start to see more and more of that throughout the office sector.

So with that, let me open it up to questions, if I may.

Coordinator	John Litt, you may ask your question. Please state your company name.

J. Litt	John Litt and Gary Boston, Salomon Smith Barney. Great quarter, guys. Really appreciate all the disclosure you gave on the call.

I had some fairly specific questions about the current rent levels in a couple of the markets, specifically, San Francisco. What rent levels did you experience in the first quarter—San Jose, Boston, and Atlanta?

R. Kincaid	John, I can tell you sort of what we pegged the average rents at in those markets. These are sort of the weighted average. In Boston, we sort of look at the first quarter rents as still being in the $50 – $55 range, and in San Francisco, it’s $65 – $70. Again, this is our portfolio. San Jose, on a gross basis, and it’s actually usually quoted net, would be somewhere between $68 – $72. And Atlanta is still hanging around on a sort of weighted average basis around $24 gross.

J. Litt	What would San Jose be on a net basis?

R. Kincaid	On a net basis, it’s somewhere between $55 and $60 net.

G. Boston	Richard, it’s Gary. I was wondering if you could just give us more color on the additional G & A savings that you’re expecting from the merger, where you’re finding those, and what sort of magnitude you’re talking about?

R. Kincaid	Probably about another $5 million, and it’s sort of across the board. You can look at every one of their line items and you make an estimate when you’re going into it. But I think it’s around $5 million.

C. Vought	He’s being diplomatic. What he wants to say is the three of us sitting at the table you don’t have to pay them anymore.

R. Kincaid	Yes, getting rid of these three really helps considerably.

Coordinator	The next question comes from David Harris.

D. Harris	Lehman Brothers. A quick couple of questions: First to you, Richard, could you give me an idea of your modeling assumptions that underpin the guidance with regard to occupancy in ‘01 and ‘02?

R. Kincaid	We basically have assumed for ‘01 our average occupancy is going to be a little over 95% for Equity Office, and in 2002 we’re sort of assuming more like 95.5%. Our assumptions for Spieker, were at 96.8% in the office portfolio the first quarter; our models were an average of 96% for ‘01, and we actually dropped them to 94.5% in ‘02.

D. Harris	OK, and then with regard to lease termination fees, which were down on the run rate you were knocking out last year, would we be wise to take those down to nearer the number we got in the first quarter?

R. Kincaid	Well, we still assume 12.5% for the year. The only thing that happened this year was $6,750,000, but the bulk of that was in the Cornerstone portfolio, which is not in our same store numbers. So, it was down in same store, but it was $6,750,000. We’re still assuming 12.5%; we aren’t increasing them at all in regard to the Spieker portfolio coming in.

D. Harris	Could you give me some comment on interest capitalization, which was up. I’m assuming that a lot of that relates to the Wilson activity?

R. Kincaid	Yes, exactly. It went from 2-something to 5, which is really a reflection of our increased development pipeline. We broke out our prorata share of all the developments in Wilson/Equity.

D. Harris	And we can expect that to continue to rise or is that the run rate now?

R. Kincaid	It will continue to rise because the outstandings will continue to go up.

D. Harris	I have a more general question. Some of these questions are reprised from the last call, I think. Maybe this is for Tim. Now, the Regus contribution seemed to be down. Is there anything specific to the quarter, or is that an indication, perhaps overall softness, that we can perhaps anticipate through the period of economic slowdown?

T. Callahan	As I mentioned, David, I think everyone has been impacted in the slowdown and, as we’ve indicated in the past, we have always felt that the suite business, in many respects, deals with some of the same customers that we deal with. And if you really talk to a lot of those large customers I just met with, they’d say their flexible needs are growing toward 20% of their total needs. So, I think that you’ve had sort of the same issue for everyone in the marketplace, whether it’s short-term space or traditional space. So, there has been an impact in general, and yet I think some of that will take some time to sort out. I think the biggest issue everyone faces now is when someone leaves, who comes back to fill that in when people aren’t making decisions? So, I think it’s certainly indicative of what’s going on in the marketplace and we’ve always thought you have that “counter mix.” There is flexibility associated with those leases, and sometimes it works for you and sometimes it works against you.

I think we still see that there is very solid demand from our customer base for that type space, and we’re still committed to being more involved in the business. I think in this economic environment, with decisions not being made, I think everyone’s being impacted.

D. Harris	I’ve got one final question for the Spieker guys. We’re looking at the development schedule in their supplemental, and I wonder if they can provide some comment on leasing progress, which appeared to be fairly minimal over the last three months, and also, the reduction in the return expectations.

J. Foster	In this quarter, we had some frustrations and signed some leases. We got very, very close—I think it was indicative probably of the national economy. We had handshakes and we had really negotiated all deal-points in two or three large cases. In all cases, the decision-maker, ultimately, went to the CEO and the deal was put on hold or it was turned down. So, we had an easier time retaining the tenants, and we were a little more frustrated, as everybody was in this market, trying to sign new leases.

D. Harris	OK. And the return expectations, any color on that? Is that you reducing your rental assumptions or are you assuming things will take longer to lease up?

C. Vought	We take the Towers of Shores Center which is the largest project in there. It’s currently leased to Weil, Gotshal, as many of you know, 30% leased to them. We have taken rent levels down 45% from the time of that lease and run those today, which is why you see 18.2% return as opposed to 20+% return.

The project with no other leasing flows on 97 and I think the people appear to agree with us, it is the premier mid-Peninsula office project that is being developed currently and perhaps will be developed in the medium term.

D. Harris	And would you be reasonably optimistic that we’re going to see some reasonable progress in this in the next quarter, or are we starting to feel a sense of slight panic?

C. Vought	Well, I don’t think you’re seeing panic at all. Remember, this building is not available for occupancy until the fall.

D. Harris	You’ve got a couple here though that are, haven’t you? The one at San Carlos is available to shell completion.

C. Vought	That is true, that building is available.

J. Foster	You’re not seeing panic on it. We continue to sift through and look for quality tenants. We’ve had two very, very close in the last four months and we’re optimistic that we’re going to find somebody in the upcoming future.

C. Vought	This really comes back to the comment that I think Tim made in his opening remarks that is very important, I think for the marketplace to understand and that’s the notion of quality product outperforming. You buy good buildings not for the up-market but rather for the down-markets for the challenging markets. And that is when you see the differentiation. And we think both companies have focused on the best buildings and the best locations in the markets. Over time, David, this building fits that criteria. It will do fine. It is not going to fill up quickly when people are simply not making decisions to take down new space. There’s no question about that. But in the long run, it will be fine.

D. Harris	OK. Great. Thanks.

Coordinator	Our next question comes from Greg Whyte.

G. Whyte	Morgan Stanley. Richard, can you give a little more color on the earnings estimates. You’re sticking to your guidance, and you said that when you first gave them you were expecting some economic slow down. And obviously, there’s some moving parts here, and you’re going to have some incremental savings from the Spieker situation; but, the tone of the call today would suggest that your obviously seeing a slowing in fundamentals. If we see much more, would you be guiding lower? How much more fat have you got built into your estimates?

R. Kincaid	Well, it’s hard to say. I think we’re comfortable. We announced the merger on the 23rd of February. We said this then, we went through the whole company and said “Alright, we think things are slowing down,” and so we forecasted in some cases significant rent declines. That has happened. So, I think where we are now is sort of where we thought we might be in the fourth quarter. And it hasn’t gotten any worse, but it hasn’t gotten any better.

In terms of the slippage that could occur, certainly occupancy continues to be a risk, although we think we dialed that down considerably. Actually, in our last run for Spieker, when we announced the deal, we said 100 basis points; we’ve actually moved that down – more like 150 basis points. We’ve moved our own back. We’ve increased our down time assumptions from four months to five months in our forecast, and I think we’ve nailed the rents where we think that we can lease them in this environment. But, yes, if things get considerably worse, we’d have to relook at some of our earnings guidance. But, I think we’ve done a lot of the leasing in ‘01, as has Spieker, and ‘02 is probably one we got to look at and say, “What happens in the last 6 months of the year?” But we’ve moved our rents down. We moved our rents down considerably in the fourth quarter actually. And I guess the good news is it’s not worse – the bad news is it’s not better. We feel good about where we are for what we know.

T. Callahan	Greg, I would also add that I think you have to look at this on the basis of a lot of the things we’ve been talking about for awhile. We’ve been accused of being conservative. We’d like to suggest realistic but I think it also comes down to my reference to we were in these markets. We think, and we put out to our people, our weekly calls that this is very challenging environment but a chance to really rise above the average because we think there will be some dramatic impacts to certain buildings in certain markets. The good news is, especially, since the combined companies put away so much, we really tried to address this strategically going forward and not be exposed to being pulled down by the lowest common denominator in a market. I think people sitting around this table share that as just a general guideline for our people, that we have the strength in the marketplace to withstand some of the difficulties associated with having a highly leveraged development project or you have something that you have to have happen in the next month or two, it’s difficult. We have so much diversity that it gives us choices. And what we’re really trying to do is determine the fundamentals to suggest what the market should be, not what it is on a spot basis today.

And so I think that as much as it’s hard for us to predict, we have tried to avoid the panic. Typically, what’s happened in softer economies is that people who are under a high degree of stress break market, and deal with situations because they have to. We think the quality of our buildings and our management are going to make a difference here. A lot of the people who leased for price in the early ’90’s then suffered, having to live for the next 5 years with bad landlords and bad buildings, and we’re hearing that especially from the top customers who are growing. So, we have to give you continual updates as to really what’s going on, generally, in the marketplace here. But in the end, we would again suggest that you look at the company-by-company results over the next 2-3 quarters. I think you’re going to start to see that, as much in some cases, a dollar’s been a dollar in a rising market, we don’t think it will be in a different market of more volatility.

G. Whyte	Can you talk a little bit about ‘02? You’ve done a great job at minimizing the risk in ‘01 by doing so much pre-leasing and putting away the anticipated turnover. But you alluded to the fact that decision making was taking longer and being more difficult. Obviously, the vulnerability is in the ‘02 now, as opposed to ‘01. Can you comment about that?

R. Kincaid	I could go back to a couple of things, just to reiterate some things. Spieker right now is 96.8% leased in their office portfolio. We’re taking them down to an average of 94.5%. That’s a big change. We said that we dialed our rents down 30% – 40% from peaks, in some cases 10% –15% more, and that’s a very significant change. I think if you looked at the weighted average rent, Greg, that I just threw out, just under $70 in San Francisco for a Class A portfolio. We’ve given you all the information to go through and compare it. We compare it to both Ken Rosen and to Torto Wheaton. I think those would give you some comfort.

We have 11.5 million square feet rolling; they have 4.6. The way we’ve looked at it, including 5 months of down time and 60% retention, 40% leaving, I think that traditionally, we’ve been at about 90 days of downtime. I can’t tell you it can’t get worse, but I can also tell you there is a good possibility that it gets better. And I think we’re probably right in sort of where I think we haven’t contemplated a protracted slowdown, and hopefully, we’ve got that right.

I mean, some of those should be indicative of just the change in occupancy as a dollar for dollar reduction in your NOI.

G. Whyte	On telecom, what’s the further exposure going forward? How much more could you have to write off?

R. Kincaid	Well the ARC basis is now $9 million or roughly $3.40 per share. So, that’s what our basis is there. Winstar, we’re not accruing any receivables from, so there is no further exposure there. We have very minimal exposure to Broadband Office. And we have On-site Access that we’ve valued in at zero. So, I think basically we don’t have a lot of exposure, frankly. That was one reason we wanted to do what we did.

We’re comfortable with that level. I think with again, Allied Riser, they actually do have a lot of cash. They actually are adding customers. But we just didn’t feel like an $11 basis was reflective, and we were not comfortable continuing to take in non-cash warrant amortization any more.

G. Whyte	OK. And one final thing, maybe for the Spieker guys: Can they maybe address their exposure to Broadband?

C. Vought	Yes, we have a $3+ million investment in Broadband in the most recent round, which contains an anti-dilution or ratchet provision in it, which means that our ownership interests will be reset at the next valuation to the extent the company is able to raise money. But let’s be honest here. It’s a very difficult environment for any company in telecom to raise capital, so that may not get done. And to that extent, the company would have a non-cash charge, potentially, of 3, although in the merger what will happen is that the asset will be brought over at fair market value, and so you will not see that. I think from a shareholders perspective it will not be an issue.

R. Kincaid	We’ll bring it on at a very low valuation, which will effectively reduce our basis as well.

T. Callahan	We also think that there is inherent value in our portfolio and our distribution system and in the fact that many of these companies have committed a significant amount of capital, their money, to our buildings. Though we may be in a transition period, there could be a fair degree of consolidation, but we still think the basic premise is valid —that our customers want these services; they want choice. We’ll continue to work to make sure the service levels aren’t disrupted. It may be with other providers at points in time.

G. Whyte	Thanks a lot guys.

Coordinator	Our next question comes from Raul Bhattacharjee.

R. Bhattacharjee	Merrill Lynch. A question for you, Richard, on your loss to lease. I’m just trying to figure out how that number adjusted for your first quarter leasing is pretty much unchanged today from your year-end levels, even though by your own admission, you’ve seen a decline in market rents.

R. Kincaid	Well we said it was $9 in the fourth quarter, and it’s at $8. And if you went back to the fourth quarter, we said that in-place rents plus escalations were $27.75, and now we say that it’s $28.73. So, you can keep your market rents the same, it just went from $9 to $8, and that’s what happened.

T. Callahan	I think part of the problem inherent in the calculation is the fact that if people took what they perceived to be market rents a year ago, people were talking higher numbers. We were never comfortable with quoting those numbers as being the embedded growth. I think you see that from both companies’ results, that’s been sort of a consistent standard we’ve done —perhaps, conservative, but again at this point in time, appears to be realistic assessments. Even though if we were doing spot rates at this point in time a year ago, we would have been indicating much higher levels of embedded growth. But we try and give you guidance on a longer-term perspective, so they may have been conservative then, but again, we’re sitting here today and saying we think that they’re realistic.

D. Morefield	Actually, our fourth quarter conference call was in February, so we were doing our market rents in the end of January. So, we were really doing those calculations already in the first quarter.

R. Kincaid	Yes, we had a lot of information on these from all of the work we were doing on the Spieker transaction. So, I’ve said that to a lot of other people you’ve got to assume that if we were underwriting the West Coast on Spieker one way we’re underwriting our portfolio the same way. And that turns out to have been the case.

R. Bhattacharjee	Second, just in terms of the amount of leasing you’ve done in terms of putting away your ‘01 expirations, given the fact that, by your own admission, again, you’ve got tenants basically sitting on the sidelines. How has that come about? Have you just been more aggressive? Have you given something away even on term or somewhere else?

T. Callahan	I think a lot of this we did get ahead of. And this recent malaise or just lack of decision making has really been more recent with respect to looking out. But there’s also, we’re still signing leases. We just signed a $70 deal, no TI’s in New York City because somebody wanted that space. They could have gone someplace else, but they needed space today. So, we’re still signing leases, I would suggest, in both companies on the basis of people need to make decisions, especially in staying in a space. The difficulty though is if they don’t have to make a decision because their lease doesn’t come due until the first quarter of 2002; it’s easy to wait at this point in time, in part because they think there might be some ability to negotiate and also because in some cases people are trying to determine their needs.

R. Kincaid	The critical point is that you start to fast forward back a year when the rents were really high, and that’s when we started wanting to do deals, put deals away where people were worried whether they would have space. And that is bearing fruit now. I think as John Foster alluded to also, you’ve seen I think everybody saw very little activity in January, we’ve seen that pick up. And they had the highest renewals in their history. We’ve had good renewals, I think, in light of just doing 60% of the leasing today.

So, yes, I think that doing deals a year ago, we might have left some money on the table, but again, not, relative to rents we didn’t think were sustainable. They’re still very high rents, which was shown by the fact that our mark to market on a cash basis is 45% the first quarter. That was just an old rent/new rent.

R. Bhattacharjee	Specifically, on improvements, where do you think the $12.40 per square foot in improvements that you had in the first quarter could end up for the entire year?

R. Kincaid	For the last three years we’ve been between $10 – $10.50. My guess is that that probably hovers around, probably goes up a little bit, so probably between $11 – $11.50 would be my guess on that. I think across the board there really hasn’t been a big change, but there have been some changes on some key renewals, this one being in Philly. And we’ve certainly said to our people in the field that you want to maintain your occupancy, and so that could move up. My guess is it probably moves up a buck on average for this year.

R. Bhattacharjee	Thank you.

Coordinator	Don Fandetti, you may ask your question.

D. Fandetti	First Union Securities. Two very brief questions: First, if you could remind us of what your core growth expectations were pre-Spieker, and what they are today?

R. Kincaid	I think they’re identical because our guidance was the same for the next two years. So, that’s the guidance that we gave and we said we sort of expected FFO per share in the 8 – 12 range, and that really hasn’t changed, and that sort of predicates primarily on the next two years. And then what we said for the same store was 3% – 5%, from what we know, over the next 3 – 5 years.

D. Fandetti	OK and secondly, do you expect your FAD growth to be above or below your FFO growth over the next two years?

R. Kincaid	It has been above our FFO growth. We would expect it to still be above our FFO growth because we have a lot of straight-line rent turning into cash.

Coordinator	Lou Taylor, you may ask your question.

L. Taylor	Thank you. John Foster, can you talk a little bit about the dynamics of tenants who look like they’re willing to renew, but not take the new space? What’s going through people’s minds on that?

And then is the sublease space starting to move at all? Is it getting to a price where it’s starting to clear the market at all?

J. Foster	Lou, I think you’ve got people being very intimidated to make big decisions where they might look foolish. And so you’re seeing people really going to the sidelines. It’s easy to stay in your same space; it’s tough to make that decision to move with all the moving expenses involved in that.

We are starting to see some of the sublease space clear. You have to really differentiate by market. Some of the sublease space really is not competitive. So, we’ve had to go back to our folks, and I’m sure EOP has done the same, and educating our leasing folks to say don’t just worry about there are three sublease opportunities out there; you really have to peel the onion back and understand this is competitive space. Who is going to be the sub-lessor? How long is the term? Are there TI’s available? Who is your landlord ultimately going to be?

Better space is clearing right now. There is some space that we think really is going to, frankly, sit out there and be non-competitive and really not a factor in our ability to lease downstream.

R. Kincaid	I want to echo that, because one of the things that our team has pointed out as well is that, particularly, availability of term, for instance, if there’s less than two years on a sublease, that just doesn’t tend to go anywhere and who wants to move for two years and not know. There’s a difference between the build out dollars that are available. So, at least our team has said that there’s a direct difference between how much the discount is going to be. That two-year market is a critical one, and there’s a lot of space out there that’s relatively short-term that at least we think isn’t going anywhere because of that.

L. Taylor	The second question is on the industrial sale. We were hearing reports of interest from a variety of different parties. What do you expect for net proceeds and do you have a sense for timing at all?

R. Kincaid	I think the issue that we’re wrestling with is a tax issue. When you complete a merger, you can’t immediately do a 1031 exchange because you don’t basically get to hold onto the tenure in the prior holder. So, there’s some tax structuring that we’re working on that we’re going to go out to the market on. Worse case scenario, if it doesn’t happen shortly after the merger, it will happen probably in the first quarter of ‘02, and ball park from what we identified in the pure dock high somewhere around, and this is a ballpark, $300 million worth of property sales on the pure dock high.

We hope that we can do it sooner than that. We’ve got some ways to structure around the tax issues. But there are tax protection agreements on some of those, so that timing is really, whether or not we think that the tax structure we came up with hurts the value, and if it does, we’ll wait.

L. Taylor	Alright. How about use of proceeds straight to the debt repayment?

R. Kincaid	Well, probably either one of these structures will require reinvestment, and so you would see us reinvest it in something like doing a like-kind exchange; it’s just a little bit different. So, we would reinvest it.

L. Taylor	OK. Thank You.

Coordinator	Mark McAllister, you may ask your question.

M. McAllister	Salomon Brothers Asset Management.

Tim and John, could you comment on rates of change in the sublease space? Is it coming onto market at an accelerating, a flat rate, or decelerating rate through April?

T. Callahan	Well, I think that it’s pretty much highlighted in the paper every day in terms of the lay-offs. So, certainly over the last couple of months it has certainly been accelerated. But I think that’s, and I’ll let John comment specifically, but I think that in our sense that it has slowed down to a large degree. It’s still potentially out there. It’s not to say that there aren’t other parties who could put sublease space on. I think you’re back to just the dynamic of what’s going on in the economy. I think the rate decrease from the Fed certainly has made people feel better in general. I think people are revising their business plans. But, as I said, this large group of customers we sat with, they still see increasing needs. They do see shifting needs too and agree flexibility is needed, so in some cases, people are moving units around. And that tends to put maybe some sublease space on, but concurrently they’re creating a demand some place else. So, it’s a pretty dynamic market.

I personally do not see it accelerating at this point in time. I think that we saw a big acceleration all at once. Certainly, with the earnings reports that came out, there’s still some skepticism as to whether all those lay-offs will in fact occur. But it was certainly I think prudent for companies to suggest that they would, and yet some people have been holding off decisions.

J. Foster	I think from the Spieker standpoint we think that the sublease space is decelerating right now. We think it probably peaked a couple weeks after the Cisco/Intel, on a Friday, I think, maybe six weeks ago; both announced on the same day some pre-announcements. I think under that cover we suddenly saw a flurry of announcements. We think the vast majority of bad news is out there on the dot coms where some of these larger companies that may or may not ultimately lay-off, so we see it right now decelerating.

C. Vought	I think what’s important to remember, at least in the Bay area, Mark, is the dot com, shall we say implosion really was not an ‘01 event. It began in ‘00, in large part in the second half of the year when financing started to evaporate. And that’s when you begin to see a lot of companies throw in the towel. And the bigger companies, the more public ones, obviously hit the Journal some time in March. But we saw a reasonable amount of it, particularly south of market, places like that, the latter part of last year. In fact we talked about that at the end of the fourth quarter conference call.

M. McAllister	Great. Thank you.

Coordinator	Our next question comes from Larry Raiman.

M.Demski	Matt Demski at Credit Suisse.

First, is there anyone or who is stepping up to absorb space today? Is there any particular industry or sector?

T. Callahan	I think you sort of have to go market by market. I’m just looking at a list of deals signed in the past 45 days, and without naming names, because people get sensitive, I see a lot of financial names, consulting, insurance, consumer products, service orientation, and actually some technology too.

R. Kincaid	I think by and large, when one of the commentaries coming from large dot com cuts, just in general, the service sector seems to still be a big source from accounting, consulting etc., have continued to expand. We’ve done a lot of deals with some of our strategic accounts and they continue to say they need space.

M. Demski	OK. And, perhaps, it’s a little early, but with the Fed’s resolve on aggressively easing sensitive tax cuts in the recent market stabilization, is there any willingness on the part of tenants to be more positive? Or are they starting, showing early signs of turning more positive and potentially leading to positive surprises going forward?

T. Callahan	I think it’s very hard to tell in this environment. Again, I can only relate to sitting with these top 20 customers that are name brands in corporate America, and they still see growth needs. In fact, part of their frustration is some of those needs are piling up. Sometimes there’s a need there, but you have one person at the top who has to free the backlog. And I think their sense is that when it does happen, they’re going to be under a lot of pressure to move quickly to meet needs and to have some general concern that they may have an unsatisfied customer. Because I think their feeling is when it shifts it’s going to shift quickly and the internal client wants that space next week because they’ve delayed 3-6 months taking it. But I don’t know that we really know at this point in time. I think that’s just the sense we’re getting from some of the top clients. I think it’s still a matter of people looking for a little more direction in the economy, and I’m not sure we’ve seen it yet.

Coordinator	Alexis Hughes, you may ask your question.

A. Hughes	Bank of America Securities. Richard, the rents that you mentioned earlier, the $50 – $55 in Boston, $65 – $70 in San Francisco, what are the numbers that you’ve assumed for New York?

R. Kincaid	We put our New York portfolio right around $55 – $60 growth range. But again, that’s portfolio, not market. We have 850 3rd and some other ones that wouldn’t get the same rents as something like Park Avenue Tower. So, that’s what we would peg it in our market investment based on our portfolio.

A. Hughes	And what would that be on a net basis?

R. Kincaid	The rents, depending on the expenses in New York can be anywhere from $15 – $20 so it would be somewhere in the $40 - $45 net range.

A. Hughes	OK. And were these the rents you used to calculate your current loss to lease?

R. Kincaid	Yes.

A. Hughes	Just to clarify, I think the Spieker folks mentioned they saw that rents were down 10% – 25% in some of their sub-markets. How should we think of those numbers in comparison to the numbers that you use to underwrite down 35% – 40%? Is that extra upside or if they don’t go down anymore?

R. Kincaid	They’re basically the same numbers. The interesting example Craig pointed out was the Towers development where they did the deal in $90 rent. We underwrote that at more like $55 rents, which is where they are now. So, I think the declines we’ve recognized we’ve worked jointly and, for the most part, that’s what we anticipated.

I do think that in some of those markets, the Peninsula being one, all of us would acknowledge has been anywhere from 20-30% decline, which we sort of anticipated. We still think that that could be probably one of the more difficult markets, but there could also be a burst of activity there. But for the most part what they said is what we’ve already put into our own forecast.

Coordinator	I am showing no further questions at this time. I’ll turn the call back over to you for any closing remarks.

D. Morefield	Yes, thank you. I’m sorry, before closing I need to correct the forward-looking statement I made at the beginning of the call. The information concerning factors that could cause our results to materially differ are actually contained in our Form 8-K, dated March 23, 2001, which is on file with the SEC. Thank you again for your participation today.